U. S. AUTO PARTS NETWORK, INC.

17150 South Margay Avenue, Carson, California 90746

August 9, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mailstop 4720

100 F Street, NE

Washington, D.C. 20549

Attn: Christopher Chase

Re:	U.S. Auto Parts Network, Inc.
Registration Statement on Form S-3 (File No. 333-173856)

Ladies and Gentlemen:

Pursuant to Rule 460 and Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:30 p.m. Eastern Time on August 10, 2011 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

U. S. AUTO PARTS NETWORK, INC.

By:	/s/ Theodore Sanders
Theodore Sanders
Chief Financial Officer